Exhibit 99.1

Item 3 Common Stock Issuances pursuant to Dividend Reinvestment Plan

PGIM Strategic Investments, Inc. and Pruco Life Insurance Company participate in the dividend reinvestment plan (the "DRIP") of the Issuer, through which holders of Common Stock may choose to have cash dividends or cash distributions automatically reinvested in Common Stock and, consequently, was issued additional Common Stock in lieu of receiving cash payments as follows:

Recipient	Class of Shares	Date of DRIP Reinvestment	Amount of Reinvestment	Price per Share	Number of Shares
Pruco Life Insurance Company	Class I Common Stock	03/25/2025	$658,496.20	$28.52	23,088.927
The Prudential Insurance Company of America	Class I Common Stock	03/25/2025	$9,845.05	$28.52	345.198
PGIM Strategic Investments, Inc.	Class D Common Stock	03/25/2025	$114.18	$28.51	4.005
PGIM Strategic Investments, Inc.	Class S Common Stock	03/25/2025	$98.53	$28.42	3.467
PGIM Strategic Investments, Inc.	Class T Common Stock	03/25/2025	$98.53	$28.42	3.467